Growth Capital Acquisition Corp.

The Chrysler Building

405 Lexington Avenue

New York, NY 10174

VIA EDGAR

January 11, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Jeffrey R. Gordon

Re:	Growth Capital Acquisition Corp.

Pre-effective Amendment 1 to Registration Statement on Form S-1

Filed September 16, 2020

File No. 333-248087

Dear Mr. Gordon:

Growth Capital Acquisition Corp. (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on September 23, 2020, regarding the Pre-effective Amendment 1 to Registration Statement on Form S-1 submitted to the Commission on September 16, 2020. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Pre-effective Amendment 1 to Registration Statement on Form S-1 filed September 16, 2020

Exclusive forum for certain lawsuits, page 134

1.	We note your disclosure that your exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response:

The amended and restated certificate of incorporation of the registrant filed as Exhibit 3.5 to Amendment No. 2 to the Registration Statement clearly provides that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act. The relevant provision is set forth below, and the reference to the Exchange Act is highlighted:

Section 12.1 Forum. Subject to the last sentence in this Section 12.1 and unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Amended and Restated Certificate or the By-Laws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. Notwithstanding the foregoing, (i) the provisions of this Section 12.1 will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

We believe that the above highlighted provision in the amended and restated certificate of incorporation makes clear that the exclusive forum provision does not apply to Exchange Act claims. In addition, we are of the view that the disclosure in the prospectus also appropriately informs investors that the exclusive forum provision does not apply to Exchange Act claims.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Jeffrey W. Rubin, at jrubin@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ George Syllantavos

George Syllantavos, Co-Chief Executive Officer
Growth Capital Acquisition Corp.

cc: Jeffrey W. Rubin, Esq.